UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Goa Sweet Tours Ltd.

(Exact name of registrant as specified in its corporate charter)

Commission File No.:

Nevada (State or other jurisdiction of incorporation or organization)	98-0632932 (I.R.S. Employer Identification No.)

c/o Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People’s Republic of China

(Address of principal executive offices)

+86 10 859 10 261

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: May 21, 2012

Goa Sweet Tours Ltd.

c/o Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People’s Republic of China

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF GOA SWEET TOURS LTD.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “we,” “us,” and “our” refers to Goa Sweet Tours Ltd.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the share purchase transaction described below.  The date of this Information Statement is May 21, 2012.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on May 21, 2012 and is being mailed to our stockholders of record as of May 18, 2012 (the “Record Date”). The mailing date of this Information Statement will be on or about May 22, 2012. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”).

At the closing of the purchase of shares described below, there was a change in our Board of Directors and executive officers. Mr. Chuntan Vernekar, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after expanding the number of members of the Board of Directors to three and appointing Zhou Deng Rong, Zhou Jian and Zhou Deng Hua to serve as members of the board of directors, Mr. Vernekar tendered his resignation as a director, with such appointments and resignation to be effective on the Effective Date.  Prior to his resignation from the Board of Directors, Mr. Vernekar also appointed the following persons to the positions listed opposite their names:

Zhou Deng Rong	Chief Executive Officer
Zhou Jian	General Manager
Zhou Deng Hua	Vice General Manager
Zeng Ning	Secretary

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF OUR DIRECTOR DESIGNEE TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE IN CONTROL OF GOA SWEET TOURS, LTD.

On April 17, 2012 (the “Closing Date”), we entered into Share Purchase Agreements (the “Purchase Agreements”), by and among us, Luck Sky International Investment Holdings Limited, an entity owned and controlled by Zhou Deng Rong, and certain of our former stockholders who owned, in the aggregate, 7,200,000 shares of our common stock (90% of the outstanding shares). Luck Sky International Investment Holdings Limited purchased such shares for an aggregate of $235,000.  The sale of such shares closed on May 15, 2012.

VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of which 8,000,000 shares are outstanding as of May 18, 2012, and 100,000,000 shares of preferred stock, par value $0.001 per share, of which no shares are outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the Record Date, we had a total of 8,000,000 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of the Record Date by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors, officers and director appointees listed below is c/o Luck Sky International Investment Holdings Limited, Unit 602 Causeway Bay Comm Bldg 1, Sugar Street, Causeway Bay, Hong Kong, People’s Republic of China.  All share ownership figures include shares of our Common Stock issuable upon securities convertible or exchangeable into shares of our common stock within sixty (60) days of the Record Date, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares (1)

Luck Sky International Investment Holdings Limited (2)	7,200,000	90%

Zhou Deng Rong (3)	7,200,000	90%

Zhou Jian	0	0

Zhou Deng Hua	0	0

Zeng Ning	0	0

All Directors and Executive Officers after the Share Purchase and after the Effective Date of this Schedule, as a Group (4 persons)	7,200,000	90.0%
_____________

* Less than one percent

(1) Based on 8,000,000 shares outstanding on the Record Date.

(2) Zhou Deng Rong owns all of the outstanding shares of Luck Sky International Investment Holdings Limited.

(3) Consists of shares owned by Luck Sky International Investment Holdings Limited, of which Zhou Deng Rong owns all of the outstanding shares.

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the share purchase by Luck Sky International Investment Holdings Limited, there was a change in our Board of Directors and executive officers. Mr. Chuntan Vernekar, who served as our sole executive officer and director, resigned from all his executive officer positions effective immediately, and after expanding the number of members of the Board of Directors to three and appointing Zhou Deng Rong, Zhou Jian and Zhou Deng Hua to serve as members of the board of directors, Mr. Vernekar tendered his resignation as a director, with such appointments and resignation to be effective on the Effective Date.  Prior to his resignation from the Board of Directors, Mr. Vernekar also appointed the persons listed below to be our officers, effective immediately.

None of the directors appointed to our Board of Directors were members of the Board of Directors prior to the share purchase by Luck Sky International Investment Holdings Limited and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the appointees have ever been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Also provided herein are brief descriptions of the business experience of each director and director nominee during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Director prior to the share purchase

Name	Age	Position(s) with the Company
Chuntan Vernekar	33	President, Secretary/Treasurer, Chief Executive Officer and sole member of the Board of Directors

Chuntan Vernekar was our President, Secretary, Treasurer and a member of the Board of Directors since our inception on September 2, 2008.  From 2002 to present, Mr. Vernekar has been owner and manager of a private chauffeur company, Goa Sweet Tours, which owns and operates three vehicles, one of which provides shuttle services to a five-star hotel in Goa, while the other two provide services to customers of various hotels and travel agencies.  For the last three years, Mr. Vernekar, through his company, Goa Sweet Tours, has provided tours in the States of Goa and Karnataka to numerous tourists.  From 1998 to 2002, Mr. Vernekar was employed by Taj Exotica Hotel in Goa as the general manager’s personal chauffeur.  During this time, he was required to take guests of the hotel’s general manager on certain tours, as dictated by the general manager.  From 1996 to 1998, Mr. Vernekar was a chauffeur for the staff of the Leela Kempinski Goa Hotel. Both hotels are designated as 5 star hotels.

Directors following the share purchase

Name	Age	Position
Zhou Deng Rong	61	Chief Executive Officer and Director
Zhou Jian	34	General Manager and Director
Zhou Deng Hua	46	Vice General Manager and Director

Zhou Deng Rong has served as our Chief Executive Officer since May 15, 2012 and will be a member of our Board of Directors on the Effective Date.  From 2005 to the present, Mr. Zhou has been Chairman of the Board of Directors and General Manager of Hong Kong Xiangtian International Investment Group Co., Ltd., a private investment company in China.  From 2008 until the present, he has also served and the Chairman of the Board of Directors and General manager of Tianjin Xiangtian Yili Vehicle Power Techology Co., Ltd., a company involved in aerodynamic research and development.  Mr. Zhou graduated from the Wuhan Institute of building Materials with a  Bachelors degree in Structural Engineering.  Mr. Zhou is a researcher and developer in the air power generation industry and owns more than 300 hundred patents in China, which we believe makes him qualified to sit on our Board of Directors.

Zhou Jian has served as our General Manager since May 15, 2012 and will be a member of our Board of Directors on the Effective Date.  From January 2005 to the present, Mr. Zhou has been the Chief Financial Officer of Hong Kong Xiangtian International Investment Group Co., Ltd.  IN addition, he has been the Chairman of the Board of Directors of Xiangtian Ke-Li-Tai Air Power Machinery since December 2011 and the Chairman of the Board of Directors of Beijing Xiangtian Hua-Chuang Air Power Science and Technology  Institute Co., Ltd., each of which is involved in air power research and development.  Mr. Zhou received a Bachelors degree in Accounting from Southwest Finance University (China).  Mr. Zhou has extensive experience in finance and accounting, which we believe makes him well qualified to sit on our Board of Directors.

Zhou Deng Hua has served as our Vice General Manager since May 15, 2012 and will be a member of our Board of Directors on the Effective Date.  Mr. Zhou has been a Gneeral Manager of Hong Kong Xiangtian International Investment Group Co., Ltd. since October 2005 and Chairman of the Board of Directors of Lianoning Xiangtian Vehicle Air Hybrid Co., Ltd., a company doing research on air power research, since April 2009.  Mr. Zhou graduated from Hubei University with a degree in Economic Management.  Mr. Zhou is qualified to be a member of our Board of Directors due to his extensive experience in the field of air power generation.

CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “GOAS.”  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board of Diretors.

Our Board of Directors believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board of Directors without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board of Directors does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board of Directors believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board of Directors will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board of Directors does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange and do not have any independent directors.

We do not currently satisfy the “independent director” requirements of the Nasdaq Marketplace Rules, which requires that a majority of a company’s directors be independent.

During the fiscal year ended December 31, 2011, the Board of Directors met three times.

EXECUTIVE OFFICERS

In connection with the closing of the share purchase by Luck Sky International Investment Holdings Limited, Mr. Vernekar resigned as our President, Mr. Vernekar appointed the following persons to the positions listed opposite their names:

Zhou Deng Rong	Chief Executive Officer
Zhou Jian	General Manager
Zhou Deng Hua	Vice General Manager
Zeng Ning	Secretary

A brief description of the previous business experience of each of Zhou Deng Rong, Zhou Jian and Zhou Deng Hua  is provided above in the Changes to our Board of Directors section of this Schedule.

Zeng Ning has served as our Secretary since May 15, 2012.  From December 1999 until the present, Ms. Zeng has been the Administrative Director of the Si-Wei Law Office.  Ms. Zeng graduated with an associate degree in law from Southwest University of Political Science in 1999, and graduated from Sichuan University with a Bachelors degree in law and from China University of Political Science with a Master’s Degree in Economic Law.

Family Relationships

Zhou Deng Rong and Zhou Deng Hua are brothers, Zhou Deng Rong is Zhou Jian’s father, and Zhou Deng Hua is Zhou Jian’s uncle.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended December 31, 2011, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Officer and Director Compensation

Since our incorporation on September 2, 2008, we have not compensated and have no arrangements to compensate our officers and directors for services to us as officers or directors.

Grants of Plan-Based Awards and Outstanding Equity Awards at Fiscal Year-End

We do not have any equity incentive plans under which to grant awards.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

Stockholder Communications With Directors

Stockholders who want to communicate with our Board or any individual director can write to:

Goa Sweet Tours, Ltd.
c/o Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People’s Republic of China
Attn: Chief Executive Officer
Telephone: +86 10 859 10 261

Your letter should indicate that you are a stockholder of our company.  Depending on the subject matter, management will:

•

Forward the communication to the Director or Directors to whom it is addressed;

•

Attempt to handle the inquiry directly; or

•

Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

GOA SWEET TOURS, LTD.

By: /s/ Deng Rong Zhou
Name: Deng Rong Zhou
Title: Chief Executive Officer

Dated: May 21, 2012